

Mail Stop 3561

October 14, 2009

<u>Via U.S. Mail</u>

Robert E. Cauley
Chairman, Chief Executive Officer and President
Opteum Mortgage Acceptance Corporation
W. 115 Century Road
Paramus, NJ  07652

> **Re:** **Opteum Mortgage Acceptance Corporation**
> **Amendment No. 3 to the Registration Statement on Form S-3**
> **Filed September 30, 2009**
> **File No. 333-158862**

Dear Mr. Cauley:

We have reviewed your responses to the comments in our letter dated August 26, 2009 and have the following additional comments.  Please note that all page references below correspond to the marked version of the filing on EDGAR.

General

1.  We note your response to our prior comment 1; however, when we tried to access the website www.opteum.com/staticpoolinfo on October 14, 2009 we were unable to do so.  Please advise.

Prospectus Supplement No. 1 (Mortgage Pass-Through Certificates)

The Sponsor and The Servicer, page S-79

2.  We note your response to our prior comment 3.  Please provide a bracketed placeholder here and in Prospectus Supplement No. 2 to confirm that you will provide a general discussion of the sponsor's overall procedures for originating or acquiring and securitizing mortgage loans.

3.  We note your response to our prior comment 4.  Please revise your disclosure to describe what is meant by the term "experienced a trigger" and what event

occurred in each securitization in which the Sponsor was involved which resulted in the senior certificates being paid principal prior to all other securities.

The Depositor, page S-80

4.  We note your response to our prior comment 5.  Please revise your disclosure to describe what is meant by the term "experienced a trigger" and what event occurred in each securitization in which the Depositor was involved which resulted in the senior certificates being paid principal prior to all other securities.

Base Prospectus

FICO Scores, page 14

5.  We reissue our prior comment 9.  Please revise to disclose the cut-off you use when deciding not to underwrite a mortgage.

Representations by Sellers, page 14

6.  We note your response to our prior comment 10.  Please revise the risk factor on page S-19 of Prospectus Supplement No. 1 to discuss that the master servicer or the trustee may use these standards to enter into settlement agreements for the repurchase of only a portion of the affected mortgage loans and this could lead to losses on the loans that would be borne by the related securities.  Also please revise the risk factor to discuss that the master servicer or the trustee will not be required to enforce any repurchase obligations arising from a misrepresentation if the master servicer determines that the matters related to the misrepresentation did not cause a loss on the related mortgage loan.

Part II – Information Not Required In Prospectus

Item 16.  Exhibits

Exhibit 5.1

7.  We note your responses to our prior comments 11 and 12.  We were unable to determine where the opinion assumes matters governed by Delaware law.  Please advise or revise the fourth paragraph of your opinion to refer to Delaware law as an applicable law.

* * * * *

As appropriate, please amend the registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3574 with any other questions.

Regards,

Julie F. Rizzo
Attorney-Advisor

cc:    Richard D. Simonds, Jr.
        Fax:  (212) 768-6800